Exhibit 4.8

EXECUTION COPY

SECOND SUPPLEMENTAL INDENTURE

THIS SECOND SUPPLEMENTAL INDENTURE (this “Second Supplemental Indenture”), dated as of August 30, 2016 by and between F.N.B. Corporation, a Pennsylvania corporation (the “Corporation”), and Wilmington Trust, National Association, a national banking association, not in its individual capacity but solely as trustee (“Trustee”).

WHEREAS, F.N.B. Corporation, a Florida corporation (“F.N.B. Florida”), and the Trustee have heretofore executed and delivered an Indenture, dated as of October 2, 2015 (the “Base Indenture” providing for the issuance from time to time by F.N.B. Florida of subordinated indebtedness to be issued in one or more series as provided therein, as supplemented by the First Supplemental Indenture, also dated as of October 2, 2015 (the “First Supplemental Indenture”), and pursuant to which F.N.B. Florida issued under the Indenture $100,000,000 aggregate principal amount of 4.875% Subordinated Notes due 2025 (the “Notes”);

WHEREAS, effective as of August 30, 2016 (the “Redomestication Effective Time”), the Corporation maintained its current existence, rights and franchises while changing its state of incorporation from Florida to Pennsylvania (the “Redomestication”) pursuant Section 371 of the Pennsylvania Entity Transactions Law and Section 607.1112 of the Florida Business Corporation Act and the Plan of Conversion adopted by its board of directors and shareholders, by filing a Certificate of Conversion with the Secretary of State of the State of Florida (the “FL Certificate of Conversion”) and a Statement of Domestication with the Department of State of the Commonwealth of Pennsylvania (the “PA Statement of Domestication”);

WHEREAS, from and after the Redomestication Effective Time, the Corporation became organized under and subject to the laws of the Commonwealth of Pennsylvania; and as a result of the Redomestication, among other things, the Corporation as a Pennsylvania corporation constitutes the same entity without interruption as the Corporation as a Florida corporation, and all of the properties, rights, liabilities and obligations of the Corporation as a Florida corporation, including the obligations of the Corporation under the Indenture and the Securities, are continuing as the properties, rights, liabilities of the Corporation as a Pennsylvania corporation;

WHEREAS, this Second Supplemental Indenture is being entered into pursuant to the terms of Section 9.1(10) of the Base Indenture to memorialize the Redomestication, and subject to the conditions set forth herein and therein.

NOW, THEREFORE, for and in consideration of the premises stated herein, the Corporation and the Trustee covenant and agree, for the equal and proportionate benefit of the Holders of the Securities, as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Defined Terms. Capitalized terms used but not defined in this Second Supplemental Indenture or in the preamble or recitals hereto have the meanings assigned to them in the Base Indenture. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Second Supplemental Indenture refer to this Second Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE 2

AFFIRMATION OF OBLIGATIONS BY THE CORPORATION

Section 2.1. Affirmation of Obligations. The Corporation has maintained its corporate existence through the Redomestication and, for the avoidance of doubt, hereby agrees and affirms all of the obligations of F.N.B. Florida as “the Corporation” under the Base Indenture, the First Supplemental Indenture and the Securities and, as of the date of the Redomestication (i) all references in the Base Indenture, the First Supplemental Indenture and the Notes to “the Corporation” shall be read to mean the Corporation as defined herein, (ii) all references in the Base Indenture and the First Supplemental Indenture to “Predecessor Security” and “Securities” shall be read to mean “Predecessor Security” and “Securities,” as applicable, of the Corporation as defined herein, and (iii) all references in the First Supplemental Indenture to “Notes” shall be read to mean “Notes” of the Corporation as defined herein.

ARTICLE 3

MISCELLANEOUS

Section 3.1. Trust Indenture Act of 1939. This Second Supplemental Indenture is subject to the provisions of the Trust Indenture Act that are required to be part of the Indenture and shall, to the extent applicable, be governed by such provisions. If any provision of this Second Supplemental Indenture limits, qualifies, or conflicts with a provision of the Trust Indenture Act that is required under such act to be a part of and govern this Second Supplemental Indenture, the provision of the Trust Indenture Act shall control. If any provision of this Second Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act shall be deemed to apply to the Indenture as so modified or to be excluded by this Second Supplemental Indenture, as the case may be.

Section 3.2. Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 3.3. Governing Law. The laws of the State of New York shall govern this Second Supplemental Indenture.

Section 3.4. Duplicate Originals. The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 3.5. Severability. In case any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.6. Ratification. The Indenture, as supplemented and amended by this Second Supplemental Indenture, is in all respects ratified and confirmed. The Indenture and this Second Supplemental Indenture shall be read, taken and construed as one and the same instrument. All provisions included in this Second Supplemental Indenture supersede any conflicting provisions included in the Base Indenture unless not permitted by law. The Trustee accepts the trusts created by the Indenture, as supplemented by this Second Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Indenture, as supplemented by this Second Supplemental Indenture.

Section 3.7. Effectiveness. The provisions of this Second Supplemental Indenture shall become effective as of the date hereof.

Section 3.8. Successors. All agreements of the Corporation in this Second Supplemental Indenture shall bind its successors. All agreements of the Trustee in this Second Supplemental Indenture shall bind its successors.

Section 3.9. Trustee’s Disclaimer. The recitals contained herein shall be taken as the statements of the Corporation and the Trustee assumes no responsibility for their correctness. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture, or for or in respect of the recitals contained herein, all of which recitals are made solely by the Corporation.

Section 3.10. Counterparts. This Second Supplemental Indenture may be executed in any number of counterparts each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

F.N.B. CORPORATION

By:	/s/ Vincent J. Delie, Jr.
Name:	Vincent J. Delie, Jr.
Title:	President and Chief Executive Officer

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Michael H. Wass
Name:	Michael H. Wass
Title:	Vice President

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